EXOPACK HOLDING CORP.

3070 SOUTHPORT ROAD

SPARTANBURG, SOUTH CAROLINA 29302

December 21, 2006

VIA EDGAR

United States Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Division of Corporation Finance

Re:	Exopack Holding Corp.
Registration Statement on Form S-4
File No. 333-136559

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Exopack Holding Corp. (“Exopack”), hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement will become effective at 4:30 p.m. Eastern time, on Friday, December 22, 2006, or as soon thereafter as practicable.

In connection with this acceleration request, Exopack acknowledges the following:

The disclosure in the filing is the responsibility of Exopack. Exopack acknowledges that comments by the staff of the United States Securities and Exchange Commission (the “Commission”) or changes in response to staff comments in the proposed disclosure in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. Exopack also represents to the Commission that should the Commission or the staff acting pursuant to delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and Exopack represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Exopack further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve Exopack from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Very truly yours,

EXOPACK HOLDING CORP.

By:	/s/ Jonathan D. Heard
Jonathan D. Heard Chief Financial Officer